Exhibit 11.1

CONSENT OF INDEPENDENT AUDITOR

We consent to the incorporation by reference in the Post Qualification Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our report dated relating to the combined and combining financial statements of Landa App 3 LLC and Series, which comprise the combined and combining balance sheet as of December 31, 2023 and 2022 and the related combined and combining financial statements of comprehensive income (loss), changes in members’ equity (deficit), and cash flows for each of the two years in the period ending December 31, 2023, and the related notes to the combined and combining financial statements. We also consent to the reference to our firm under the caption “Experts” in this Post Qualification Offering Circular.

/s/ Morison Cogen LLP

Blue Bell, Pennsylvania

June 6, 2024